Life Clips, Inc. 2875 Northeast 191 Street, Suite 500 - #218 Aventura, FL 33180 USA	info@lifeclips.com +1 800-292-8991

August 19, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Attn: Jason Drory, Celeste Murphy

Washington, D.C. 20549

Re:	Life Clips, Inc.
Offering Statement on Form 1-A
Post Qualification Amendment No. 2
Filed August 16, 2022
File No. 024-11514

Dear Mr. Drory and Ms. Murphy,

We have reviewed your comment letter, dated August 17, 2022, and have amended our Offering Statement on Form 1-A accordingly. Below is a detailed response numbered in accordance with your comment letter.

Post Qualification Amendment No. 2 to Offering Statement on Form 1-A filed August 16, 2022

General

1. We note your response to comment 3 and reissue in part. Your audit report on page F-2 appears to only cover the period ending June 30, 2021. Please amend the filing to have your auditor include an audit report that covers both periods presented in the audited financial statements. Refer to Rule 2-02 of Regulation S-X.

Response:

We have updated our Offering Statement by providing an amended audit report on page F-2 to cover the periods ending June 30, 2021, and June 30, 2020.

Should the Staff have any additional questions or comments please contact Life Clips’ counsel, Jonathan Leinwand, Esq. at (954) 903-7856 or jonathan@jdlpa.com.

Sincerely,

LIFE CLIPS INC.

By:	/s/Robert Grinberg

Robert Grinberg, CEO